UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported): August 19, 2022

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Shares, no par value

Item 9. Other Events

On August 19, 2022, Contact Gold Corp. (the "Company") filed its condensed interim consolidated financial statements for the three- and six-months ended June 30, 2022, and 2021 (the "Interim Financial Statements"), and its Management's Discussion and Analysis for the three- and six months ended June 30, 2022 (the "MD&A") with the Canadian Securities Commissions on SEDAR.

The Interim Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

A copy of the Interim Financial Statements is attached hereto as Exhibit 15.1, and incorporated herein by reference.  A copy of the MD&A is attached hereto as Exhibit 15.2, and incorporated herein by reference.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 15.3.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By: /s/ John Wenger
 John Wenger, Chief Financial Officer

Date: August 19, 2022

Index to Exhibits

Exhibit Number	Description

15.1	Condensed Interim Consolidated Financial Statements for the three- and six-months ended June 30, 2022

15.2	Management's Discussion and Analysis for the three- and six-months ended June 30, 2022

15.3	Press Release